SingTel

07024016

13 March 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 1 2007
WASH, D.C.
185

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 5 March 2007 to 9 March 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Mar-2007 18:34:33
Announcement No.	00117

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Closure of wholly-owned subsidiary - STEL Information Technology (Shanghai) Co Ltd
Description	
Attachments:	355-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

CLOSURE OF WHOLLY-OWNED SUBSIDIARY - STEL INFORMATION TECHNOLOGY (SHANGHAI) CO LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that STEL Information Technology (Shanghai) Co Ltd ("STEL"), a wholly-owned subsidiary of SingTel, has filed an application with the Shanghai Administration of Industry and Commerce for the closure of STEL.

The principal activity of STEL is the provision of data processing and programming services for its holding company and technical services related to telecommunications information services. Such services have been relocated to the SingTel Group's information technology centre in Chengdu.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 8 March 2007

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, March 08, 2007 6:35 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, March 08, 2007 6:34:33 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00117
Submission Date & Time :: 08-Mar-2007 18:33:49
Broadcast Date & Time :: 08-Mar-2007 18:34:33
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/03/2007

TIME: 08:31:42

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Closure of STEL Information Technology (Shanghai) Co Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, March 09, 2007 5:32 AM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 433828.pdf

433828.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 433828 as follows:
Release Time: 09-Mar-2007 08:31:31
ASX Code: SGT
File Name: 433828.pdf
ur Announcement Title: Closure of STEL Information Technology (Shanghai) Co Ltd

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